Exhibit 21.1

LIST OF SUBSIDIARIES OF MEDALLION FINANCIAL CORP.

Name	Jurisdiction of Incorporation or Formation
Medallion Funding Corp.	New York

Medallion Lending LLC (formerly Business Lenders, LLC for the period up to October 17, 2005)	Delaware

Medallion Capital, Inc.	Minnesota

Medallion Business Credit, LLC	Delaware

Freshstart Venture Capital Corp.	New York

Medallion Bank	Utah

MedOreo Co., Inc.	New York

Generation Outdoor, Inc	Delaware

Medallion Hamptons Holding LLC	Delaware